EXHIBIT 77.I.

The 8% Cumulative Preferred Stock, liquidation preference $25 per share to be issued by The Gabelli Convertible Securities Fund, Inc.
 will be senior securities of the Fund. The Fund is a closed-end diversified management investment company. Dividends on the Cumulative Preferred Stock offered hereby, at the annual rate of 8% of the liquidation preference of $25 per share, are cumulative from the Date of Original Issue and payable quarterly.